SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                  INFORMATION TO BE INCLUDED IN STATEMENTS
                       FILED PURSUANT TO RULE 13d-2(a)

                            (Amendment No. 3) 1

                           Triple S Plastics, Inc.
   ----------------------------------------------------------------------
                              (Name of Issuer)

                    Common Stock, no par value per share
   ----------------------------------------------------------------------
                       (Title of Class of Securities)

                                  896926102
   ----------------------------------------------------------------------
                               (Cusip Number)

                             John F. Adams, Esq.
                            Schiff Hardin & Waite
                              6600 Sears Tower
                           Chicago, Illinois 60606
                               (312) 258-5541
   ----------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                May 25, 2001
   ----------------------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

        NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
                       (Continued on following pages)

                            (Page 1 of 14 pages)
   ____________________

   1    The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).


   CUSIP NO. 896926102               13D               Page 2 of 14 pages


     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           A. Christian Schauer

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                   (b) /_/

     3   SEC USE ONLY

     4   SOURCE OF FUNDS*
         N/A

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               /_/

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

      NUMBER OF     7  SOLE VOTING POWER

       SHARES          534,500 Shares

    BENEFICIALLY    8  SHARED VOTING POWER

      OWNED BY         2,542,921 Shares

        EACH        9  SOLE DISPOSITIVE POWER

      REPORTING        534,500 Shares

       PERSON      10  SHARED DISPOSITIVE POWER

        WITH           3,000 Shares

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,542,921 Shares

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                      /_/

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         57.19%

     14  TYPE OF REPORTING PERSON*

         IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


   CUSIP NO. 423666106000            13D               Page 3 of 14 pages


      1   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Daniel B. Canavan

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) /X/
                                                                  (b) /_/

      3   SEC USE ONLY

      4   SOURCE OF FUNDS*

          N/A

      5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                             /_/


      6   CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

     NUMBER OF     7   SOLE VOTING POWER

       SHARES          893,134 Shares

    BENEFICIALLY   8   SHARED VOTING POWER

      OWNED BY         2,539,921 Shares

        EACH       9   SOLE DISPOSITIVE POWER

     REPORTING         893,134 Shares

       PERSON     10   SHARED DISPOSITIVE POWER

        WITH           60,536  Shares

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,539,921 Shares

     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                            /_/

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          58.48%

     14   TYPE OF REPORTING PERSON*

          IN
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


   CUSIP NO. 896926102               13D               Page 4 of 14 pages


     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           David L. Stewart

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                   (b) /_/

     3   SEC USE ONLY

     4   SOURCE OF FUNDS*

         N/A

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               /_/

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

      NUMBER OF     7  SOLE VOTING POWER

       SHARES          150,221 Shares

    BENEFICIALLY    8  SHARED VOTING POWER

        OWNED          2,301,233 Shares

        EACH        9  SOLE DISPOSITIVE POWER

      REPORTING        150,221 Shares

       PERSON      10  SHARED DISPOSITIVE POWER

        WITH           31,312  Shares

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,301,233 Shares

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                      /_/

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         51.75%

     14  TYPE OF REPORTING PERSON*

         IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


   CUSIP NO. 896926102               13D                Page 5 of 14 pages


     1   NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Victor V. Valentine, Jr.

     2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                   (b) / /

     3   SEC USE ONLY

     4   SOURCE OF FUNDS*

         N/A

     5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                               /_/

     6   CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

      NUMBER OF     7  SOLE VOTING POWER

       SHARES          962,066 Shares

    BENEFICIALLY    8  SHARED VOTING POWER

      OWNED BY         2,539,921 Shares

        EACH        9  SOLE DISPOSITIVE POWER

      REPORTING        962,066 Shares

       PERSON      10  SHARED DISPOSITIVE POWER

        WITH           -0-  Shares

     11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,539,921 Shares

     12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                      /_/

     13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         57.12%

     14  TYPE OF REPORTING PERSON*

         IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


        This Amendment No. 3 is jointly filed pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934 (the "Act") and amends the Schedule 13D previously filed by A. Christian Schauer, Victor V. Valentine, Jr., Daniel B. Canavan and David L. Stewart (collectively, the "Reporting Persons") on March 12, 2001 with respect to shares of Triple S Plastics, Inc., a Michigan corporation (the "Company"). On May 25, 2001 the Company, Eimo Oyj, a Finnish corporation ("Eimo"), and Spartan Acquisition Corp., a Delaware corporation and wholly owned subsidiary Eimo ("Merger Sub"), reinstated and amended and restated the Agreement and Plan of Merger among the parties which the Company and Eimo had previously terminated in March 2001 (the original merger agreement is hereinafter referred to as the "Original Merger Agreement" and the reinstated merger agreement is hereinafter referred to as the "New Merger Agreement"). In connection with the execution of the New Merger Agreement, Eimo and the Reporting Persons have agreed to reinstate, effective May 25, 2001, the Company Shareholders Agreement dated as of July 13, 2000 (the "Shareholders Agreement"), that they had previously entered into in connection with the execution of the Original Merger Agreement. Under the terms of the Shareholders Agreement, the Reporting Persons have agreed, among other things, to vote their shares of common stock of the Company, no par value (the "Common Stock"), in favor of the approval of the New Merger Agreement, which provides for Merger Sub to merge with and into the Company (the "Merger"). As a result of entering into the Shareholders Agreement, the Reporting Persons may be deemed to have formed a "group" with each of the other Reporting Persons, for purposes of Section 13(d)(3) of the Securities Act of 1933 (the "1933 Act") and Rule 13d-5(b)(1) thereunder. The Reporting Persons expressly declare that the filing of this Amendment No. 3 shall not be construed as an admission by the Reporting Persons of the formation of, or membership in, such group.

   ITEM 4.   PURPOSE OF TRANSACTION.

             In connection with, and as a condition to, the execution of the New Merger Agreement, the Reporting Persons reinstated the
   Shareholders Agreement, effective as of May 25, 2001.

             The consummation of the Merger is subject to approval by the Company's shareholders, Internal Revenue Code Section 368 reorganization tax treatment, the receipt of certain regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the New Merger Agreement.

             The Reporting Persons currently own enough shares of outstanding Common Stock to cause the Merger and the related transactions to be approved at the Company shareholders meeting to be called for that purpose, and pursuant to the Shareholders Agreement, the Reporting Person have agreed to vote all of the shares of Common Stock beneficially owned by them in favor of the Merger, the adoption of the New Merger Agreement and each of the other transactions
   contemplated by the New Merger Agreement at that meeting.   In
   addition, if the Reporting Person acquire the right to vote any additional shares of Common Stock, the Shareholders Agreement shall be

                             Page 6 of 14 pages


   applicable to such additional shares. The Reporting Persons have also agreed, among other things, to restrictions upon the transfers of their shares of Common Stock prior to the termination of the Shareholders Agreement. The Shareholders Agreement will terminate upon the earlier to occur of the completion of the Merger or the termination of the New Merger Agreement. The Reporting Persons are jointly and severally obligated, prior to the record date for any shareholder action on the Merger, to hold, or if not held, to purchase or repurchase such number of shares of Common Stock as will result in all of the Reporting Persons together holding, in the aggregate, not less than 50.1% of the total number of shares of Common Stock outstanding as of such record date.

             If the Merger is consummated as contemplated by the New Merger Agreement, (i) Merger Sub will be merged with and into the Company, (ii) the Board of Directors of the Company will be replaced by the Board of Directors of Merger Sub, (iii) the Articles of Incorporation of the Company will be replaced by the charter of Merger Sub, (iv) the Company's Common Stock will cease to be authorized for listing on the Nasdaq National Market and (v) the Company's Common Stock will become eligible for termination of registration pursuant to
   Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. It is anticipated that two of the directors of the Company will become members of the Board of Directors of Eimo.

             The preceding summary of certain provisions of the Shareholders Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is incorporated by reference as Exhibit 3 hereto, and which is incorporated herein by reference.

   ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

             The share ownership percentages described in this Schedule 13D are based on 3,814,169 shares of Common Stock being outstanding on June 11, 2001.

             (a) The aggregate number of shares and percentage of Common Stock beneficially owned by the Reporting Person as of the date hereof is as follows:

                  (1) A. Christian Schauer beneficially owns 2,542,921 shares of Common Stock, constituting approximately 57.19% of the outstanding Common Stock. 31,500 of such shares are owned directly by Mr. Schauer, 503,000 of such shares are subject to options owned by Mr. Schauer exercisable within 60 days, 3,000 of such shares are held in trust for which Mr. Schauer is trustee, for the benefit of Mr. Schauer's grandchildren, and 2,005,421 of such shares are owned by the other Reporting Persons. Mr. Schauer is deemed to beneficially own the shares of Common Stock owned by the other Reporting Persons by virtue of his agreement to act together with the other Reporting Persons pursuant to the Shareholders Agreement.

                             Page 7 of 14 pages


                  (2) Victor V. Valentine, Jr. beneficially owns 2,539,921 shares of Common Stock, constituting approximately 57.12% of the outstanding Common Stock 909,066 of such shares are owned directly by Mr. Valentine, 53,000 of such shares are subject to options owned by Mr. Valentine exercisable within the next 60 days, and 1,577,855 of such shares are owned by the other Reporting Persons. Mr. Valentine is deemed to beneficially own the shares of Common Stock owned by the other Reporting Persons by virtue of his agreement to act together with the other Reporting Persons pursuant to the Shareholders Agreement.

                  (3) Daniel B. Canavan beneficially owns 2,600,457 shares of Common Stock, constituting approximately 58.48% of the outstanding Common Stock. 840,134 of such shares are owned directly by Mr. Canavan, 37,844 of such shares are held jointly with his wife, 16,802 of such shares are held in an irrevocable trust for his dependent children, of which his wife is trustee, and are deemed to be beneficially owned by Mr. Canavan, 5,890 of such shares are owned by his dependent children and are deemed to be beneficially owned by Mr. Canavan, 53,000 of such shares are subject to options owned by Mr. Canavan exercisable within the next 60 days, and 1,646,787 of such shares are owned by the other Reporting Persons. Mr. Canavan is deemed to beneficially own the shares of Common Stock owned by the other Reporting Persons by virtue of his agreement to act together with the other Reporting Persons pursuant to the Shareholders Agreement.

                  (4) David L. Stewart beneficially owns 2,301,233 shares of Common Stock, constituting approximately 51.75% of the outstanding Common Stock. 127,221 of such shares are owned directly and solely by Mr. Stewart, 15,312 of such shares are owned directly and jointly by Mr. Stewart and his wife, 16,000 of such shares are owned by Mr. Stewart's wife and are deemed to be beneficially owned by Mr. Stewart, 23,000 of such shares are subject to options owned by Mr. Stewart exercisable within the next 60 days, and 2,119,700 of such shares are owned by the other Reporting Persons. Mr. Stewart is deemed to beneficially own the shares of Common Stock owned by the other Reporting Persons by virtue of his agreement to act together with the other Reporting Persons pursuant to the Shareholders Agreement.


                             Page 8 of 14 pages



             (b) The number of shares of Common Stock as to which each Reporting Person had the sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose of or to direct the disposition of, as of the date hereof is as follows:

                  (1) A. Christian Schauer has the sole power to vote and dispose of 534,500 shares of Common Stock, shared power to direct the vote of 2,542,921 shares of Common Stock, and no shared power to dispose of shares of Common Stock. SEE PARAGRAPH
                       (a)(1) ABOVE.

                  (2) Victor V. Valentine, Jr. has the sole power to vote and dispose of 962,066 shares of Common Stock, shared power to direct the vote of 2,539,921 shares of Common Stock, and no shared power to dispose of shares of Common Stock. SEE PARAGRAPH (a)(2) ABOVE.

                  (3) Daniel B. Canavan has the sole power to vote and dispose of 893,134 shares of Common Stock, shared power to direct the vote of 2,600,457 shares of Common Stock, and the shared power to dispose of shares of 60,536 shares of Common Stock. SEE PARAGRAPH (a)(3) ABOVE.

                  (4) David L. Stewart has the sole power to vote and dispose of 150,221 shares of Common Stock, shared power to direct the vote of 2,301,233 shares of Common Stock, and shared power to dispose of 31,312 shares of Common Stock. SEE PARAGRAPH
                       (a)(4) ABOVE.

             Each Reporting Person hereby disclaims beneficial ownership over the shares of Common Stock reported herein but owned by the other Reporting Persons or other shareholders (including the power to vote, to direct the voting of, to dispose, or to direct the disposition of, any such shares).

             (c)  Not applicable.

             (d) Information with respect to ownership and control of shares of Common Stock by the Shareholders is set forth in the Company Shareholders Agreement, including the number of shares and options (exercisable within 60 days) owned by the Reporting Persons. To the knowledge of the Reporting Persons, the right to receive dividends with respect to shares of Common Stock and the power to direct the receipt of dividends from, or the proceeds of the sale of, each of the shares of Common Stock held by the Reporting Persons are held by the Reporting Persons as reflected by the Shareholders Agreement.

             (e)  Not applicable.

                             Page 9 of 14 pages




   ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

             On May 11, 1999, Messrs. Schauer, Valentine, and Canavan entered into an Irrevocable Proxy and Purchase Right Agreement (the "Proxy Agreement"). Under the terms of the Proxy Agreement, Messrs. Canavan and Valentine agreed that for so long as Mr. Schauer is employed as Chief Executive Officer of the Company, they will vote all of their respective shares to provide that Mr. Schauer is elected as a member of the Board of Directors of the Company.

             Messrs. Schauer, Valentine, and Canavan, together with David
   L. Stewart, a member of the Board of Directors of the Company, have reinstated the Shareholders Agreement with Eimo under which they each have agreed to vote all of the shares of the Company owned by them in favor of the New Merger Agreement and against any proposal that would impede or prevent the completion of the Merger, and to grant Eimo a proxy with respect to the voting of their shares in favor of the New Merger Agreement upon the terms and subject to the conditions set forth in the Shareholders Agreement. The Shareholders Agreement also provides that, between the date of the Merger Agreement and the closing of the Merger, none of the Reporting Persons would (1) sell more than $1,000,000 of Common Stock or (2) take any action that would cause the Reporting Persons to own, in the aggregate, less than 50.1% of the outstanding shares of Common Stock prior to the record date for the special meeting of shareholders to be held at a later date for the shareholders of the Company to consider and vote on a proposal to approve the New Merger Agreement.

             To the best knowledge of the Reporting Persons, except as described in this Schedule 13D or in the Merger Agreement, the Shareholders Agreement, the Proxy Agreement, or the documents referred to herein or therein, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) between any Reporting Person and any other person with respect to any securities of the Company.

   ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1 Amended and Restated Agreement and Plan of Merger, dated May 25, 2001, among Eimo Oyj, Spartan Acquisition Corp., and Triple S Plastics, Inc. (Incorporated by reference to Exhibit 2.1 to Triple S Plastics, Inc.'s current report on Form 8-K dated May 25, 2001.)

      Exhibit 2 Reinstatement of Company Shareholders Agreement, dated as of May 25, 2001, by and among Eimo Oyj, Spartan Acquisition Corp., Daniel B. Canavan, A. Christian Schauer, Victor V. Valentine, Jr., and David Stewart. (Incorporated by reference to Exhibit 10.1 to Triple S Plastics, Inc.'s current report on Form 8-K dated May 25, 2001.)

                             Page 10 of 14 pages



      Exhibit 3 Company Shareholders Agreement, dated as of July 13, 2000, between Eimo Oyj, Spartan Acquisition Corp., and
                  A. Christian Schauer, Daniel B. Canavan, Victor V. Valentine, Jr., and David L. Stewart. (Previously filed.)

      Exhibit 4 Irrevocable Proxy and Purchase Right Agreement dated as of May 11, 1999 by and among A. Christian Schauer, Daniel B. Canavan and Victor V. Valentine, Jr.
                  (Previously filed.)

      Exhibit 5   Joint Filing Agreement










































                             Page 11 of 14 pages


                                 SIGNATURES


        After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
   Dated: June 12, 2001


                                      /s/ A. Christian Schauer
                                      -----------------------------------
                                      A. Christian Schauer


                                      /s/ Victor V. Valentine, Jr.
                                      -----------------------------------
                                      Victor V. Valentine, Jr.


                                      /s/ Daniel B. Canavan
                                      -----------------------------------
                                      Daniel B. Canavan


                                      /s/ David L. Stewart
                                      -----------------------------------
                                      David L. Stewart


























                             Page 12 of 14 pages



                                EXHIBIT INDEX


    EXHIBIT     DOCUMENT DESCRIPTION                   PAGE NUMBER
    -------     --------------------                   -----------

    Exhibit 1   Amended and Restated Agreement and     Incorporated by
                Plan of Merger, dated May 25, 2001     reference to
                among Eimo Oyj, Spartan Acquisition    Exhibit 2.1 to
                Corp., and Triple S Plastics, Inc.     Triple S
                                                       Plastics, Inc.'s
                                                       current report on
                                                       Form 8-K dated
                                                       May 25, 2001.
    Exhibit 2   Reinstatement of Company               Incorporated by
                Shareholders Agreement, dated as of    reference to
                May 25, 2001, by and among Eimo Oyj,   Exhibit 10.1 to
                Spartan Acquisition Corp., Daniel B.   Triple S
                Canavan, A. Christian Schauer,         Plastics, Inc.'s
                Victor V. Valentine, Jr., and David    current report on
                Stewart                                Form 8-K dated
                                                       May 25, 2001.

    Exhibit 3   Company Shareholders Agreement,        (previously
                dated as of July 13, 2000, between     filed)
                Eimo Oyj, Spartan Acquisition Corp.,
                and A. Christian Schauer, Victor V.
                Valentine, Jr., Daniel B. Canavan
                and David L. Stewart

    Exhibit 4   Irrevocable Proxy and Purchase Right   (previously
                Agreement dated as of May 11, 1999     filed)
                by and among A. Christian Schauer,
                Daniel B. Canavan and Victor V.
                Valentine, Jr.

    Exhibit 5   Joint Filing Agreement                 Page 14


















                             Page 13 of 14 pages


                                                                EXHIBIT 4
                                                                ---------



                           JOINT FILING AGREEMENT
        The undersigned hereby agree that the statements in their
   Schedule 13D with respect to the shares of common stock, no par value per share, of Triple S Plastics, Inc., dated May 25, 2001 is, and any amendments to such Amendment No. 3 to Schedule 13D signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

   Dated: June 12, 2001


                                      /s/ A. Christian Schauer
                                      -----------------------------------
                                      A. Christian Schauer


                                      /s/ Victor V. Valentine, Jr.
                                      -----------------------------------
                                      Victor V. Valentine, Jr.


                                      /s/ Daniel B. Canavan
                                      -----------------------------------
                                      Daniel B. Canavan


                                      /s/ David L. Stewart
                                      -----------------------------------
                                      David L. Stewart



















                             Page 14 of 14 pages